FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




For the month of December, 2004

Commission File No. 1-9987


                             B+H OCEAN CARRIERS LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)


                          3rd Floor, Par La Ville Place
                              14 Par-La-Ville Road
                             Hamilton HM JX Bermuda
                             ----------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X          Form 40-F
                                 ---                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -----------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes    No X
                                 ---   ---

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                        B+H Ocean Carriers, Ltd.

Date  February 8, 2005                               By: /s/ Michael S. Hudner
     -----------------                                  ------------------------

CONSULTING AGREEMENT dated as of December 15, 2004 between B+H OCEAN CARRIERS, LTD. and (the "Company"), and J.V. Equities, Inc. (the "Consultant")

Background: The Company currently retains Consultant to provide financial advisory and management services to BHO for compensation of $20,000 per month (the "Current Consultancy") and wishes to replace the Current Consultancy with a consultancy on the terms set forth in this Agreement. John LeFrere ("LeFrere"), an individual, currently serves as a director of the Company, and LeFrere is employed full time by Consultant and serves as its President.

In 2001 B+H Management ("BHM") received from the Company options to purchase an aggregate of 600,000 shares (the "BHM Options") for use in providing incentive and reward to key employees and consultants. BHM has granted to Consultant 307,000 of the BHM Options (the "Consultant Options"). In view of the lack of liquidity of BHO's shares and the change in the Current Consultancy, Consultant wishes to surrender the Consultant Options to the Company.

The Company desires to engage the Consultant and the Consultant desires to accept such engagement by the Company, on the terms and subject to the conditions hereinafter set forth.

         ACCORDINGLY, the parties hereto agree as follows:

         1. Engagement; Surrender of Consultant Options . The Company engages the Consultant, and the Consultant accepts engagement by the Company, upon the terms and subject to the conditions in this Agreement. The Current Consultancy is hereby terminated. Consultant represents that it owns the Consultant Options free of any lien charge or encumbrance. Consultant hereby surrenders the Consultant Options to the Company free of any lien charge or encumbrance.

         2. Term. The engagement of the Consultant shall be for the period commencing as of December 1, 2004 and ending on August 31, 2008 (the "Term").

         3. Duties. The Consultant shall provide advice as requested by the President and Board of Directors of the Company concerning implementation of the Company's business plan, long term planning, corporate reorganization and expansion, capital structure and new business development. During the Term, (i) the Consultant shall employ LeFrere on a full time basis and (ii) Consultant shall cause LeFrere to serve the Company in connection with its duties under this Agreement; provided that LeFrere may devote a reasonable percentage of his time, consistent with his current practices on the date of this Agreement, to other business activities and investments; and provided further that it shall not be a breach of this Agreement if LeFrere ceases to provide services to Consultant or the Company for any reason other than as a result of a Termination for Cause.

         4. Time to be Devoted to Engagement; Place of Engagement. The Consultant is not an employee of the Company and is involved in extensive other business activities. The Consultant shall devote such efforts on a limited part-time basis to the business of the Company from such location or locations as it deems appropriate in its sole discretion.

         5. Compensation; Reimbursement.

         (a) During the Term, the Company (or at the Company's option, any subsidiary or affiliate thereof) shall pay to the Consultant compensation consisting of an initial bonus payment of $644,000 and additional payments aggregating $1,396,000 in 12 monthly installments of $5,000 commencing January, 2005 and 32 monthly installments of $41,750 commencing January 2006 through August 2008.

         (b) Consultant shall be eligible for such bonuses or incentives as may be approved by the Company from time to time.

         (c) Consultant's relationship to the Company is solely that of an independent contractor, and the Consultant shall not be entitled to participate in benefit plans, or other fringe benefits, if any, provided to executives of the Company.

         (d) The Company shall reimburse the Consultant, in accordance with the practice from time to time for executives of the Company, for all reasonable and necessary travelling expenses, disbursements and other reasonable and necessary incidental expenses incurred by it for or on behalf of the Company in the performance of its duties hereunder upon presentation by the Consultant to the Company of appropriate vouchers.

         6. Termination for Cause. The Company may terminate the Consultant's engagement for "Cause" (a "Termination for Cause"). For purposes of this Agreement, "Cause" is limited to the engaging by the Consultant or LeFrere in misappropriation of funds, properties or asserts of the Company or a material tort relating to its engagement with the Company which has a material adverse effect on the Company. The Consultant shall have the opportunity to appear and be heard before the Board prior to any Termination for Cause.

         7.  Termination  without  Cause.  The  Company's   termination  of  the
engagement of the Consultant at any time during the Term without "Cause" is called a "Termination Without Cause."

         8. Voluntary Termination. Any termination of the engagement of the Consultant (a) otherwise then as a result of a Termination For Cause or a Termination Without Cause or (b) by the Consultant's giving of notice of termination prior to the end of the Term is a "Voluntary Termination."

         9. Effect of Termination of Engagement. Upon the termination of the Consultant's engagement pursuant to a Voluntary Termination or a Termination For Cause, neither the Consultant nor his beneficiary or estate shall have any further rights or claims against the Company under this Agreement except to receive:

                  (i) any unpaid  portion of the  compensation  provided  for in
         Section 5(a), computed on a pro rata basis to the date of termination; and

                  (ii) reimbursement for any expenses for which the Consultant shall not have theretofore been reimbursed as provided in Section 5(d).

         10. Disclosure of Information. The Consultant shall not, at any time during or after the Term, disclose to any person or entity, except as required by law, any secret or confidential information concerning the business, clients or affairs of the Company or any subsidiary or affiliate thereof for any reason or purpose whatsoever other than in furtherance of the Consultant's work for the Company.

         11. Enforcement. The parties desire that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies applied by the jurisdiction whose laws govern this Agreement. Accordingly, to the extent that a restriction contained in this Agreement is more restrictive than permitted by the laws of any jurisdiction where this Agreement may be subject to review and interpretation, the terms of such restriction, for the purpose only of the operation of such restriction in such jurisdiction, shall be the maximum restriction allowed by the laws of such jurisdiction and such restriction shall be deemed to have been revised accordingly herein.

         12. Notices. Notices and other communications hereunder shall be in writing and shall be delivered personally, via fax (with answerback confirmed) or sent by air courier or first class certified or registered mail, return receipt requested and postage prepaid, addressed as follows:

                  If to the Consultant:

                           John LeFrere
                           c/o J.V. Equities, Inc.
                           6987 GreenTree Drive
                           Naples, Fl. 34108
                           Tel: 917-225-2800
                           Fax: 781-394-4783


                  If to the Company:

                           B+H Ocean Carriers Ltd.
                           3rd Floor, Par La Ville Place
                           14 Par-La-Ville Road
                           Hamilton HM JX, Bermuda
                           Fax: 401-410 -1123

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All notices and other communications hereunder shall be deemed to have been given on the date of delivery if personally delivered or faxed, or, if not delivered on a business day, the first business day thereafter; on the business day after the date when sent if sent by air courier; and on the third business day after the date when sent if sent by mail, in each case addressed to such party as provided in this Section.

         13. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

         14. Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement by the other party must be in writing and shall not operate or be construed as a waiver of any subsequent breach by such other party.

         15. Entire Agreement; Amendments; Execution. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements or understandings among the parties with respect thereto. This Agreement may be amended only by an agreement in writing signed by the parties hereto.

         16. Headings. Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         17. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         18. Assignment. This Agreement is personal in its nature and the parties hereto shall not, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided that the provisions hereof (including, without limitation, Sections 11 and 12) shall inure to the benefit of, and be binding upon, each successor of the Company, whether by merger, consolidation, transfer of all or substantially all assets, or otherwise.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                            B+H OCEAN CARRIERS, LTD.



                                            By: /s/ Michael S. Hudner
                                               ---------------------------------
                                               Name: Michael S. Hudner
                                               Title: Chief Executive Officer


                                            J.V. EQUITIES, INC.


                                            By: /s/ John LeFrere
                                               ---------------------------------
                                               John LeFrere